Exhibit 99.1

PROPOSED NOMINATIONS TO STRENGTHEN WESTERN COPPER AND GOLD's BOARD

VANCOUVER, BC, May 15, 2024 /CNW/ - Western Copper and Gold Corporation ("Western" or the "Company") (TSX: WRN) (NYSE American: WRN) is pleased to announce that Raymond Threlkeld, Robert Chausse and Sandeep Singh will stand for election as directors at the Company's upcoming annual general and special meeting.

"We are extremely pleased that Mr. Threlkeld, Mr. Chausse and Mr. Singh have agreed to join our board," said Bill Williams, Interim Chairman of Western. "The expansion of the Western board reflects the growth and strategic initiatives of the Company as the Casino project moves into the next phase of its lifecycle.  Their collective wealth of experience and technical, operational and financial acumen will be a strong complement to our Company."

Mr. Threlkeld is a seasoned mining professional with more than 30 years of experience in mineral exploration, mine operations and construction and executive management. Currently, he is a director of Calibre Mining Corp. and New Found Gold Corp. Most recently he was Chairman of Newmarket Gold and became a director of Kirkland Lake Gold upon the sale of Newmarket. In addition, Mr. Threlkeld was previously President and CEO of Rainy River Resources. From 1996 to 2004, Mr. Threlkeld held a variety of senior executive positions with Barrick Gold Corporation rising to the position of Vice President, Project Development. Among his accomplishments were the Pierina Mine in Peru, Bulyanhulu Mine in Tanzania, Veladero Mine in Argentina, Lagunas Norte Mine in Peru and the Cowel Mine in Australia. Mr. Threlkeld holds a B.Sc. degree in Geology from the University of Nevada.

Mr. Chausse is a proven leader with more than 25 years of international finance experience in mining who most recently served as CFO of New Gold Inc until his retirement. Currently, he is a director of Revival Gold Inc. Previously, Mr. Chausse served as CFO of Richmont Mines Inc., CFO at Stornoway Diamonds and EVP & CFO of AuRico Gold. His experience also includes VP of Finance, Operations and Projects for Kinross Gold and he held increasingly senior positions with Barrick Gold. Mr. Chausse is a Chartered Accountant and holds a Bachelor of Commerce degree from Toronto Metropolitan University.

ABOUT WESTERN COPPER AND GOLD CORPORATION

Western Copper and Gold Corporation is developing the Casino Project, Canada's premier copper-gold mine in the Yukon Territory and one of the most economic greenfield copper-gold mining projects in the world.

The Company is committed to working collaboratively with our First Nations and local communities to progress the Casino project using internationally recognized responsible mining technologies and practices.

For more information, visit www.westerncopperandgold.com.

On behalf of the board,

"Sandeep Singh"

Sandeep Singh
Chief Executive Officer
Western Copper and Gold Corporation

SOURCE Western Copper and Gold Corporation

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%CIK: 0001364125

CO: Western Copper and Gold Corporation

CNW 16:30e 15-MAY-24